EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 17, 2012, is entered into by and among GENESIS GROUP HOLDINGS INC., a Delaware corporation (“Purchaser”), T N S, Inc., an Illinois corporation (the “Company”), Joel Raven, individually (“Raven”), and Michael Roeske, individually (“Roeske”) (with Raven and Roeske referred to herein, collectively, as the “Sellers”).

WHEREAS, Sellers desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase from Seller, all of the outstanding stock issued by the Company, as more fully described and upon the terms and subject to the conditions set forth herein, and to enter into the other transactions as described herein; and

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties expressly contained herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1           Definitions.  The following terms shall have the following meanings for the purposes of this Agreement:

“Affiliate” shall mean, with respect to any specified Person, (a) any other Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person, (b) any other Person which is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class or series of equity securities of the specified Person or a Person described in clause (a) of this paragraph, or (c) another Person of which the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities.  For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” shall mean this Stock Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time.

“Balance Sheet” shall mean the balance sheet of Company dated June 30, 2012, a copy of which is set forth in Schedule 1.1.

“Business” means conducting the business of a structured cabling contractor.

“Business Confidential Information” shall have the meaning set forth in Section 5.6(b).

“Business Day” shall mean any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in Miami, Florida generally are closed for business.

“Change in Control” shall have occurred if (a) any person or group of persons not an owner of the Company or the Purchaser, as the case may be (as measured immediately after the Closing), is or becomes the “beneficial owner” of more than fifty percent (50%) of all of the voting interest of the Company or the Purchaser, as the case may be; or (b) the sale or transfer of substantially all of the assets of the Company to any third party; or (c) the Company or the Purchaser, as applicable, combines with another person or entity, that is not an owner of the Company or the Purchaser, as applicable (as measured immediately after the Closing), whether through a merger, asset sale, reorganization or otherwise, and any such person or group of persons holds at any time such combination of voting interests equal to or greater than fifty percent (50%).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code, as amended.

“Company” shall mean T N S, Inc., an Illinois corporation.

“Company’s Plans” shall have the meaning set forth in Section 3.14(a).

“Contract” shall mean any contract, lease, commitment, understanding, task order, sales order, purchase order, delivery order, teaming agreement, joint venture agreement, other agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or oral, which is intended or purports to be binding and enforceable.

“EBITDA” shall mean the Company’s earnings plus interest expense, tax expense, depreciation expense, and amortization expense; provided, however, that for purposes of the foregoing calculation, (i) the costs and benefits of expenditures that are both (x) not consistent with the Company’s historical practices in any material respect, and (y) incurred at the direction of the Company’s Board of Directors or Purchaser’s Board of Directors or any officer of the Company without the written consent of Sellers, shall be excluded; (ii) all gains or losses resulting from any unusual or infrequent, non-recurring events shall be excluded; (iii) revenues and expenses related to any additional businesses acquired by or operated by the Company or Purchaser during such period shall be excluded; (iv) gains or losses resulting from the sale or other disposition of assets not in the ordinary course shall be excluded; (v) gains or losses attributable to adjustments relating to prior periods shall be excluded; and (vi) any corporate overhead charged to the Company by Purchaser or any other Affiliate of the Company or of the Purchaser, with respect to any product or service, subject to allowance for any general increase in the costs of such product or service, provided by Purchaser or any Affiliate of Purchaser or of the Company, in excess of the amount of expense (if any) historically incurred by the Company in connection with such type of product or service shall be excluded (e.g., Purchaser or an Affiliate of Purchaser or of the Company may purchase insurance for all operating subsidiaries and allocate a portion of the cost thereof to the Company, provided that such allocation does not exceed the Company’s historic insurance expense, subject to allowance for any general increase in the cost of insurance).

“Environmental Law or Order” shall mean any Law which relates to or otherwise imposes liability or standards of conduct concerning discharges, emissions, releases or threatened releases of noises, pathogens, odors, pollutants, or contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into air (whether indoors or out), water (whether surface or underground) or land (including any subsurface strata), or otherwise relating to their manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling, including the following Laws:  Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, the National Environmental Policy Act of 1969, and any state provision analogous to any of the foregoing.

“Environmental Liability” means, without limitation, all damages, losses and liabilities (including investigation, cleanup, compliance, enforcement, response and toxic tort liabilities) (whether absolute, contingent, matured, liquidated, accrued, known, or unknown), including fines, penalties, capital expenditures, fees and expenses of any kind or nature whatsoever, and whether arising out of loss of life, personal injuries, liens or other claims against property or improvements thereon or other obligations of any kind or character, in each case that relate in any way to, or arise under, an Environmental Law or Order or any Hazardous Substance.

“Environmental Permit” shall mean any Permit required by or pursuant to any applicable Environmental Law or Order.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Financial Statements” shall mean, collectively, (a) the unaudited Balance Sheet and the unaudited statement of income of Company for the 12-month period ended December 31, 2011, and (b) the unaudited financial statements of Company for the six (6) months ending July 31, 2012.

“Government Bid” means a bid, tender or proposal which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between Company and any Governmental Authority, as well as any subcontract or other arrangement by which (i) Company has agreed to provide goods or services to a prime contractor, to the Governmental Authority, or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to Company, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Authority.

“Governmental Authority” shall mean the government of the United States or any foreign country, any state or political subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions or any court, department, commission, board, agency, instrumentality or administrative body of any of the foregoing.

“Hazardous Substance” shall mean any material, substance, form of energy or pathogen which (i) constitutes a “hazardous substance”, “toxic substance” or “pollutant”, “contaminant”, “hazardous material”, “hazardous chemical”, “regulated substance”, or “hazardous waste” (as such terms are defined by or pursuant to any Environmental Law or Order) or (ii) is otherwise regulated or controlled by, or can give rise to liability under, any Environmental Law or Order.

“Intellectual Property” shall mean all tradenames, trade dress, corporate names and logos, trademarks, service marks, patents, copyrights, Internet domain names, IP Addresses (and any registrations with any Governmental Authority of, and applications for registration pending with respect to, any of the foregoing), trade secrets, mask works, technology, inventions, processes, designs, know-how, computer software and data, formulas, goodwill, any licenses related to any of the foregoing, and all other intangible intellectual property assets related to the operation of the Business, including all rights to sue and recover for past infringement or misappropriation thereof and to receive all income, royalties, damages and payments for past and future infringements thereof.

“Law” shall mean any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted by, promulgated by, entered into by, agreed to or imposed by any Governmental Authority.

“Leased Real Property” means the real property located at 1225 Rand Road, Des Plaines, Illinois 60016.

“Lien” shall mean any mortgage, lien, charge, restriction, pledge, security interest, option, claim, easement, encroachment or encumbrance.

“Loss” or “Losses” shall mean all liabilities, losses, costs, claims, damages, penalties and expenses (including reasonable attorneys’ and accountants’ fees and expenses and reasonable investigation and litigation costs incurred in relation to the matter or in enforcing such matter), but shall not include any special, non-compensatory, consequential, indirect, incidental, statutory or punitive damages of any kind, including, without limitation, lost profits and lost revenues.

“Material Adverse Change” means a change in the business, operations, assets, liabilities, results of operations, cash flows, or condition (financial or otherwise) of Company, which in terms of monetary items shall mean a $75,000 or greater in the aggregate change in the financial position of the Company; provided, however, that “Material Adverse Change” shall not include any adverse change, event, development, or effect arising from or relating to (a) general business or economic conditions, including such conditions related to the business of the Company, (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority or (e) the taking of any action contemplated by this Agreement and the other agreements described herein.

“Material Contracts” shall mean all of the Contracts which are listed, described or required to be listed or described in Section 3.11 of this Agreement or any schedule thereto.

“Permits” shall mean the permits and other items described, or required to be described, in Section 3.12.

“Permitted Exceptions” shall mean Liens set forth on Schedule 3.6.

“Person” shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association, Governmental Authority or other entity.

“Purchase Price” shall have the meaning set forth in Section 2.3.

“Real Property Lease” shall mean that certain Rand Center Lease, dated February 2, 2006, as variously amended and extended, most recently by that certain Lease Amendment/Extension, dated May 8, 2008, as amended by the Lease Amendment/Extension dated as of September 4, 2012.

“Receivables” shall mean accounts receivable, notes receivables and other receivables of the Company arising from the operation of the Business.

“Sellers’ knowledge” or “to the knowledge of the Sellers” or variants thereof shall mean the actual knowledge of Roeske and Raven.

“Shares” shall mean all of the issued and outstanding shares of stock of the Company.

“Subordination Agreement” shall have the meaning set forth in Section 6.6(i).

“Tax Return” shall mean any report, return or other information required to be supplied to a Governmental Authority in connection with any Taxes.

“Taxes” shall mean all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee’s income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Termination Date” has the meaning set forth in Section 8.1(d) hereof.

ARTICLE II
SALE AND PURCHASE OF SHARES

2.1           Agreements to Sell and Purchase.  Subject to the terms and conditions of this Agreement, and in exchange for the Purchase Price to be paid as provided herein, at the Closing the Sellers shall sell, assign, convey, transfer and deliver to Purchaser, free and clear of all Liens, and Purchaser shall purchase, acquire and take assignment and delivery of, the Shares.

2.2           Closing.  The closing of the transactions described herein (the “Closing”) shall take place at 10:00 A.M. (Florida time) on or before the Termination Date (which date of Closing shall be referred to herein as the “Closing Date”), and shall occur at the offices of the Purchaser or in such other location or in such other manner as the parties may agree.  The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, 12:01 A.M. on the Closing Date.

2.3           Purchase Price; Payment of Consideration.  Purchaser shall pay the following purchase price for the Shares (the “Purchase Price”):

(a)           The Purchase Price, and all cash payments and issuances of stock as components thereof pursuant to the subclauses of this Section 2.3(a), shall be paid or issued to the Sellers on a pro rata basis based on the number of Shares held by each Seller as of the date of this Agreement. The components of the Purchase Price shall be paid and issued  in the following manner:

(i)           SEVEN HUNDRED THOUSAND AND NO/100 DOLLARS ($700,000.00) (“Cash Purchase Price”) paid to Sellers at Closing in the form of a wire transfer.

(ii)          At the Closing, Sellers shall receive an aggregate of Four Thousand One Hundred Fifty (4,150) shares of Series F Preferred Stock of Purchaser (the “Preferred Stock”), with terms and conditions as set forth in a Certificate of Designation substantially in the form of Exhibit A hereto (the “Certificate of Designation”).

(iii)         Upon the Closing of the Purchaser’s IPO (as defined below), Sellers shall receive a number of shares of the common stock of Purchaser (the “Common Stock”) equal to the quotient obtained by dividing (A) $200,000 by (B) the offering price per share of Common Stock in the IPO (and rounding such quotient down such that no fractional shares will be issued).

(iv)         At the Closing, the Sellers shall receive FIVE MILLION (5,000,000) shares of Common Stock (and together with the Preferred Stock, the “Purchaser Shares”).  Subject to the Subordination Agreement, the Sellers are receiving the right, at their sole option, whether acting individually or jointly, to put (the “Put Right”) all or any portion of the Common Stock to Purchaser, for Purchaser to purchase at a price equal to ten cents ($0.10) per share of Common Stock (as adjusted for stock splits, stock dividends, recapitalizations and the like), upon such date which is eighteen (18) months after Closing (the “Exercise Date”); provided, however, for clarification purposes, the Put Right is exercisable at the sole option of either or both Sellers, is based upon current capitalization associated with the Purchaser Shares, and shall not be deemed to set a fixed valuation for the Common Stock except as specifically provided for in this Section 2.3(a)(iv) with respect to exercise of the Put Right within the Exercise Period (as hereinafter defined).  The Put Right shall remain exercisable for a sixty (60) day period after the Exercise Date (the “Exercise Period”) and then shall expire and be of no further force and effect; provided, however, that such expiration shall not affect Sellers’ right, whether collectively or individually, to sell the Common Stock on the exchange on which the Common Stock are traded at any time.  In addition, for purposes of clarification, there shall be no restriction on sale of the Purchaser Shares except for (A) such restrictions as may be imposed by law or regulation and (B) any transferee of Purchaser Sales shall become a counterparty and be subject to the Subordination Agreement.

(b)           As additional Purchase Price, during each of the three (3) consecutive twelve (12) month periods beginning on the Closing Date (with each twelve (12) month period referred to as an “Earn Out Period”), Purchaser agrees to pay to or at direction of Sellers, on a pro-rata basis in accordance with their ownership of the Company as of the Closing Date, a sum (the “Earn Out”) equal to twenty percent (20%) of the Company’s EBITDA (as hereinafter defined) that exceeds ONE MILLION TWO HUNDRED SEVENTY-FIVE THOUSAND AND NO/100 DOLLARS ($1,275,000.00) (the “Target EBITDA”) for a given Earn Out Period.  Except as set forth below, all components of EBITDA would be determined in accordance with accounting principles consistent with the Company’s historical practice.  The Earn Out shall be calculated and paid to the Sellers no later than sixty (60) days after the end of a given Earn Out Period and shall be paid by wire transfer to or at the direction of Sellers.  Purchaser agrees to operate and direct the Company in the ordinary course and good faith, with a commercially reasonable objective to maximize the Earn Out to be paid to Sellers.  Upon any Change of Control, the entire amount of the Earn Out shall be due and owing immediately upon the consummation of such Change of Control.

2.4           Additional Closing and Purchase Price Provisions.  The parties agree that (a) prior to the Closing, Sellers shall be entitled to remove any and all cash or otherwise immediately available funds from the Company’s accounts with the exception of Twenty-Five Thousand Dollars ($25,000), representing that amount of cash necessary to cover reasonable operating expenses (based upon the Company’s prior operating history) for the sixty (60) days following closing (the “Retained Cash”); and (b) the Retained Cash shall be substituted with Receivables received by the Company during the ninety (90) days after Closing, such that as monies are received by the Company based upon collections of Receivables after Closing, the Retained Cash shall be paid to Sellers by the Company (with Purchaser obligated hereunder to ensure such payment is made by the Company).

2.5           Redemption Rights; Cancellation or Issuance of Preferred Stock.

(a)           The shares of Preferred Stock issued pursuant to this Agreement shall be redeemable by the Sellers in the manner set forth in this Section 2.5 and in the Certificate of Designation.  The redemption rights set forth in this Section 2.5 are subject to the limitations set forth in the Subordination Agreement. All redemptions of Preferred Stock pursuant to this Section 2.5 shall be effected among both Sellers on a pro rata basis based on the number of shares of Preferred Stock held by each Seller as of such redemption.  All shares of Preferred Stock that are redeemed pursuant to this Section 2.5 shall be redeemed at a price of $1,000.00 per share (as adjusted for stock splits, stock dividends, recapitalizations and the like).  The shares of Preferred Stock shall be redeemable as follows:

(i)           Beginning on November 27, 2012, either Seller (so long as such Seller continues to hold shares of Preferred Stock) may submit a written request that Purchaser redeem up to 3,000 shares of Preferred Stock in the aggregate (or the total number of shares of Preferred Stock then held by the Sellers, if less) (such shares of Preferred Stock, the “First Tranche Shares”);

(ii)           Beginning on the date that is one year after the Closing Date, either Seller (so long as such Seller continues to hold shares of Preferred Stock) may submit a written request that Purchaser redeem up to 575 shares of Preferred Stock in the aggregate (or the total number of shares of Preferred Stock then held by the Sellers, if less) (such shares of Preferred Stock, the “Second Tranche Shares”); and

(iii)           Beginning on the date that is two years after the Closing Date, either Seller (so long as such Seller continues to hold shares of Preferred Stock) may submit a written request that Purchaser redeem up to 575 shares of Preferred Stock (as adjusted pursuant to Section 2.5(b) or 2.5(c), as applicable) in the aggregate (or the total number of shares of Preferred Stock then held by the Sellers, if less) (such shares of Preferred Stock, the “Third Tranche Shares”).

Any written request received pursuant to clauses (i) - (iii) above is referred to herein as a “Seller Redemption Notice.”

(b)           In the event that EBITDA for the twelve-month period beginning on October 1, 2012 and ending on September 30, 2013 (the “Forward EBITDA”) is less than One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the “Forward Target EBITDA”) (with such difference between the Forward EBITDA and the Forward Target EBITDA referred to herein as the “Negative Forward EBITDA Difference”), then a number of shares of Preferred Stock equal to the product of (a) the Negative Forward EBITDA Difference multiplied by (b) 0.00325 shall be automatically cancelled without further action. In the event of any such cancellation, Sellers agree to promptly return any certificate(s) representing shares of Preferred Stock to be marked as “cancelled” (and if less than all Third Tranche Shares were cancelled, reissuance for the balance of the Third Tranche Shares that remain outstanding).  The shares of Preferred Stock cancelled pursuant to this section shall be cancelled on a pro rata basis among the Sellers and shall all consist of Third Tranche Shares.

(c)           In the event that Forward EBITDA is greater than the Forward Target EBITDA (with such difference between the Forward EBITDA and the Forward Target EBITDA referred to herein as the “Positive Forward EBITDA Difference”), Purchaser shall promptly issue to the Sellers an aggregate number of shares of Preferred Stock equal to the product of (a) the Positive Forward EBITDA Difference multiplied by (b) 0.00325. The shares of Preferred Stock issued pursuant to this section shall be issued on a pro rata basis among the Sellers and shall be deemed to be Third Tranche Shares.  Purchaser agrees that it will not issue any shares of Preferred Stock except to the Sellers pursuant to this subsection.

(d)           Purchaser and Sellers shall calculate the Forward EBITDA no later than November 30, 2013, and, if applicable, shall effect any cancellation or issuance of Third Tranche Shares on December 1, 2013.

(e)           In the event of a conflict between this Section 2.5 and the Certificate of Designation, this Section 2.5 shall control.  Promptly after the Closing Date, and concurrently with its efforts to effect the IPO (as described in Section 5.10 hereof), Purchaser shall use commercially reasonable efforts to effect a private placement in the amount of at least $5,000,000, in order to effect the payments described in this Section 2.5.  Purchaser shall keep Sellers reasonably apprised of the status of such private placement from and after the Closing Date.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
THE SELLERS

The Sellers, jointly and severally, represent and warrant to Purchaser as of the date of this Agreement, and as of the Closing Date, as follows:

3.1           Due Incorporation.  Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and possesses all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being owned, leased, operated and conducted.  Company is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it or the business conducted by it requires such licensing or qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company.  The Company does not own, control, or hold any equity interest in, directly or indirectly, any corporation, trust, joint venture, limited liability company or other Person and, in furtherance of the foregoing, owns no subsidiaries.

3.2           Authorization; Investment Intent; Ownership of Shares; Capitalization.

(a)           Each of the Sellers has the capacity to enter into this Agreement, and to consummate the transactions contemplated hereby.  The Company has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  Each Seller is experienced in investments and business matters and has such knowledge and experience in financial, tax and other business matters as to enable him to utilize the information made available by Purchaser to evaluate the merits and risks of and to make an informed investment decision with respect to this Agreement and the Purchaser Shares, which represents a speculative investment.  Each Seller is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof.

(b)           Each Seller understands that the Purchaser Shares have not been registered under the Securities Act of 1933, as amended (the “Act”), and that the Purchaser Shares may not be sold, assigned, pledged, transferred or otherwise disposed of unless the Purchaser Shares are registered under the Act or an exemption from registration is available.  Each Seller represents and warrants that (i) he is an “accredited investor” as such term is defined in Rule 501 of Regulation D and (ii) he is acquiring the Purchaser Shares for his own account, for investment, and not with a view to the sale or distribution of the Purchaser Shares except in compliance with the Act.  Each Seller is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Purchaser Shares.  Each Seller believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Purchaser Shares.  Each Seller further represents that it has had an opportunity to ask questions and receive answers from the Purchaser regarding the terms and conditions of the offering of the Purchaser Shares.  Each certificate representing the Purchaser Shares will have the following or substantially similar legend thereon:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws.  The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Act unless, in the opinion of counsel satisfactory to the Company, registration is not required under the Act or any applicable state securities laws.”

(c)           Each Seller is the sole record and beneficial owner of the Shares, all of which Shares are owned free and clear of all rights, claims, liens and encumbrances, and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement.  There are no outstanding subscriptions, rights, options, warrants or other agreements obligating any Seller to sell or transfer to any third person any or all of the Shares owned by such Seller, or any interest therein.

(d)           The authorized capital stock of the Company consists of Five Thousand (5,000) of common stock, of which there are presently issued and outstanding the number of shares of common stock set forth on Schedule 3.2(d), all of which are owned by the Sellers.  The Company has not granted, issued or agreed to grant, issue or make available any warrants, options, subscription rights or any other commitments of any character relating to the unissued shares of capital stock of the Company.  All of the issued and outstanding capital stock of the Company has been duly authorized and validly issued, fully paid and non-assessable, and was issued in compliance with applicable securities laws.

3.3           Consents and Approvals.  No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by the Company or Sellers and the consummation by the parties of the transactions contemplated hereby.  The execution, delivery and performance under this Agreement by the Company or Sellers, does not and will not (i) violate or conflict with, result in a breach or termination of, constitute a default under, or permit cancellation of, any Contract, (ii) result in the creation of any Lien upon any of the Shares, or (iii) violate or conflict with any provision of the charter of the Company.

3.4           Financial Statements.  Except as set forth in Schedule 3.4, the Financial Statements present fairly the financial position, assets and liabilities of the Company as of the dates thereof and the revenues, expenses, results of operations and cash flows of the Company, for the periods covered thereby.  The Financial Statements are in accordance in all material respects with the books and records of the Company, and do not reflect any transactions which are not bona fide transactions.  Except as set forth in Schedule 3.4 or in the Financial Statements, the Company does not have any liabilities, debts, claims or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due, other than trade payables to third parties and accrued expenses incurred in the ordinary course of business consistent with past practice since the dates of the Financial Statements.  Schedule 3.4 includes true and complete copies of the Financial Statements.

3.5           No Adverse Changes.  To the knowledge of Sellers, except as listed on Schedule 3.5, since December 31, 2011, the Company has not (a) suffered any damage or destruction to, or loss of, any of its assets or properties (whether or not covered by insurance) individually or in the aggregate in excess of $5,000; (b) permitted the imposition of a Lien (other than Permitted Exceptions) on, or disposed of, any of its assets; (c) terminated or entered into any Material Contract; (d) cancelled, waived, released or otherwise compromised any trade debt, receivable or claim exceeding $5,000 individually or in the aggregate; (e) made or committed (in a binding manner) to make any capital expenditures or capital additions or betterments in excess of $5,000 individually or in the aggregate; (f) entered into, adopted, amended (except as may be required by Law and except for immaterial amendments) or terminated any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increased in any manner the compensation or fringe benefits of any director, officer or employee or paid any benefit not required by any existing plan and arrangement (except for normal salary increases consistent with past practice) or entered into any contract, agreement, commitment or arrangement to do any of the foregoing; (g) disposed of or permitted the lapse in registration of any Intellectual Property; (h) experienced any Material Adverse Change in the Receivables or its accounts payable; (i) changed its accounting methods, systems, policies, principles or practices; (j) incurred indebtedness (other than trade payables in the ordinary course of business consistent with past practice); or (k) experienced a Material Adverse Change.

3.6           Title to Assets.  Sellers have good and marketable title to, and are the lawful owners of, the Shares, and the Shares constitute all of the issued and outstanding securities of the Company.  Other than the Shares, there are no securities, options, warrants, rights or other instruments or agreements pursuant to which additional equity of the Company would be required to be issued.  Except as disclosed on Schedule 3.6 (“Permitted Exceptions”), the Company has good and marketable title to, and is the lawful owner of, the assets used in the Business.  No Person other than Company owns any material assets, properties or rights relating to or used in the Business.  To the knowledge of Sellers, the Stock Assignments to be delivered at the Closing by Sellers to Purchaser are sufficient to transfer to Purchaser the entire right, title and interest, legal and beneficial, in the Shares, free and clear of all Liens.

3.7           Real Property.

(a)           Except as set forth on Schedule 3.7, the Company operates the Business at the Leased Real Property, and at no other locations, other than client sites.  Except for the Leased Real Property, the Company is not a party to any lease of any real property, whether as lessor or as lessee, and has no ownership of or other interest in any real property.

(b)           The Real Property Lease is in full force and effect and Company holds a valid and existing leasehold interest under such lease.  Company is not in material default, and, to the knowledge of Sellers, no circumstances exist which would result in such default (including upon the giving of notice or the passage of time, or both), under such lease, and no other party to such lease has the right to terminate or accelerate performance under or otherwise modify any of such lease.

3.8           Personal Property.  Except as disclosed on Schedule 3.8, to the knowledge of Sellers, all of the tangible assets (whether owned or leased) used in connection with the Business, (a) are suitable for the purposes for which such assets are presently used, and (b) have been maintained and are in good operating condition and repair (normal wear and tear excepted).

3.9           No Third Party Options.  There are no agreements, options, commitments or rights with, of or to any Person (other than Purchaser) to acquire any of the Company’s assets, properties, rights, shares or other equity interests.

3.10         Intellectual Property.  To the knowledge of Sellers, Schedule 3.10 includes a true and complete list of all of the Intellectual Property of the Company.  Except as disclosed on Schedule 3.10 and except for consumer off-the-shelf software, to the knowledge of Sellers, all of the Intellectual Property is owned by Company, free and clear of all Liens (other than Permitted Exceptions), is valid and enforceable, and is not subject to any license, royalty or other agreement, and Company has not granted any license or agreed to pay or receive any royalty in respect of any of such Intellectual Property.  All registration and maintenance fees that have become due and payable to any Governmental Authority with respect to any Intellectual Property have been paid, and no act or omission has occurred to cancel, impair, dedicate to the public or entitle any Governmental Authority to cancel, modify, forfeit or hold abandoned any such Intellectual Property.  To the knowledge of Sellers, Company owns or possesses adequate rights to all Intellectual Property necessary to conduct the Business as presently conducted.

3.11          Contracts.

(a)           All of the Material Contracts are in full force and effect and constitute the legal, valid and binding obligations of Company and, to the knowledge of the Sellers, the other parties thereto.  All of the Material Contracts are enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and by equitable limitations on the availability of specific remedies.  No termination notice has been delivered by the Company to any other party or, to the knowledge of Sellers, by any other party to the Company, with respect to any Material Contract.  Company has delivered to Purchaser true and complete copies of each written Material Contract and a complete and accurate written description of any Material Contract not reduced to writing.

(b)           Schedule 3.11 lists all the Material Contracts and arrangements of the following types to which the Company is a party, by which it is bound, or to which any of its assets or properties is subject:

(i)            any Contract or arrangement of any kind with any employee, officer, director, shareholder or other equity interest holder;

(ii)           other than with respect to Corporate Finance Associates, any Contract or arrangement with a broker, advertising agency, placement agent or other Person engaged in sales, marketing, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person (other than purchase and sales orders and other Contracts of a type listed at (iii) below);

(iii)          any Contract or arrangement of any nature having an aggregate value in excess of $5,000 or not terminable on notice of thirty (30) days or less;

(iv)          any indenture, credit agreement, loan agreement, note, mortgage, security agreement, letter of credit, loan commitment, guaranty, repurchase agreement or other Contract or arrangement relating to the borrowing of funds, an extension of credit or financing, pledging of assets or guarantying the obligations of any Person;

(v)           any Contract or arrangement involving Company as a participant in a partnership, limited liability company, corporation, joint venture, strategic alliance, or other cooperative undertaking;

(vi)          any Contract or arrangement involving any restrictions on Company with respect to the geographical area of operations or scope or type of business;

(vii)         any Contract granting to any Person a right at such Person’s option to purchase or acquire any asset or property of Company (or interest therein);

(viii)        any Contract for capital improvements or expenditures in excess of $5,000 individually or $10,000 in the aggregate;

(ix)           any Contract for which the full performance thereof may extend beyond sixty (60) days from the date of this Agreement;

(x)           any Contract not made in the ordinary course of business which is to be performed in whole or in part at or after the date of this Agreement;

(xi)          any Contract or arrangement relating to management support, facilities support or similar arrangement;

(xii)         any Contract whereby any Person agrees (A) not to compete with Company or to solicit employees, clients or customers, or (B) to maintain the confidentiality of any information of Company; and

(xiii)        any Contract for the provision of consulting services of any type or nature and any arrangement for the payment of commissions, in each case, whether by or for the Company.

(c)           Since December 31, 2011, the Company has not entered into any Contract other than in the ordinary course of business, consistent with past practice.

(d)          Without limiting the above portions of this Section 3.11, Schedule 3.11 lists (under a separate subheading) all Government Contracts and Government Bids, and also, for all active Government Contracts, includes the name and number of the applicable solicitation name and number for the Government Bid; the name of the other contracting party; the name of the Governmental Authority that is the customer (if different from the contracting party); for task orders and delivery orders, the name and number of the Government Contract (including any blanket purchase agreement) under which the Government Bid was submitted; the date the Government Contract was awarded; and the scheduled end date of the Government Contract.  Except as set forth on Schedule 3.11, the Company has not entered into any Government Contract or submitted any outstanding Government Bid.  True, accurate and complete copies of all Government Contracts and outstanding Government Bids have been made available for inspection by Purchaser prior to the date hereof.  All Government Contracts constitute valid and binding obligations of Company and of the other party or parties thereto, and are fully enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and by equitable limitations on the availability of specific remedies.

3.12         Permits.  Schedule 3.12 is a true and accurate list as of the date hereof of all Permits held by the Company used in the Business.  Except for such Permits, there are no permits, licenses, consents or authorizations, whether federal, state, local or foreign, which are necessary for the lawful operation of the Business.  Company is in compliance in all material respects with all requirements and limitations under such Permits.  No employee, officer, director, equity holder, or manager of the Company owns or has any interest in any such Permit.

3.13         Insurance.  Schedule 3.13 contains an accurate and complete list as of the date hereof of all policies of fire, liability, errors and omissions, workmen’s compensation, public and product liability, title and other forms of insurance owned or held by the Company, and a claims history for the past three years.  All such policies are in full force and effect and all applicable premiums have been paid.  No notice of cancellation or termination has been received with respect to any such policy.  No insurer has cancelled or refused to renew any insurance applicable to the Company nor has any insurer applied any additional material restrictions to any existing insurance policy during the term of the policy or upon renewal.

3.14         Employee Benefit Plans and Employment Agreements.

(a)           Schedule 3.14 is a list as of the date of this Agreement of all material employment contracts, and employee benefit plans, programs, policies and arrangements (including all collective bargaining, stock purchase, stock option, compensation, deferred compensation, pension, retirement, severance, termination, separation, vacation, sickness, health insurance, welfare and bonus plans, arrangements, and agreements) for the benefit of continuing employees or former employees of Company and under or with respect to which Company has any obligation or liability (collectively, the “Company’s Plans”).

(b)           Company has provided or made available to Purchaser true and correct copies of each of Company’s Plans and all contracts relating thereto, or to the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and recordkeeping agreements, each as in effect on the date hereof, to the extent such Company’s Plans are in written form.  Except as set forth on Schedule 3.14, Company’s Plans that are material are in written form.  To the extent applicable, a true and correct copy of the most recent annual report, actuarial report, summary plan description, and Internal Revenue Service determination letter with respect to each of Company’s Plans has been supplied or made available to Purchaser by Company.

(c)           With respect to each of Company’s Plans that is an “employee pension benefit plan” (within the meaning of section 3(2) of ERISA) and except as set forth on Schedule 3.14:

(i)           no such Company’s Plan is a multiemployer plan  (as defined in section 3(37) of ERISA) or is subject to title IV of ERISA; and

(ii)          each such Company’s Plan which is intended to be tax qualified under sections 401(a) and 501(a) of the Code, complies and has been administered in form and in operation in all material respects with all applicable requirements of Law, including, sections 401(a) and 501(a) of the Code; and no event has occurred which would cause any such Company’s Plan to fail to so comply with such requirements.

(d)           there are no material actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of Sellers, threatened involving any such Company’s Plan or the assets thereof (other than routine claims for benefits).

3.15         Employees.  Schedule 3.15 contains a true, complete and accurate list of the names, titles, annual compensation and all bonuses and similar payments made or owed for the current and preceding year for each director, officer, manager and employee of the Company.  Except as disclosed on Schedule 3.15, there is no, and during the past two years there has been no, labor strike, picketing, dispute, slow-down, work stoppage, union organization effort, grievance filing or proceeding, or other labor difficulty actually pending or, to the knowledge of Sellers,  threatened against or involving Company.  The Company is not a party to any collective bargaining agreement.  Except as set forth in Schedule 3.15, neither the Company, nor the Sellers, has received written notice that any of the Company’s current employees intends to terminate his employment with Company or would not be willing to work for the Company or once it is owned by Purchaser.

3.16         Taxes.  Except for current Taxes not due and payable through Closing (such Taxes to be paid when due by Seller), Company has paid to, and where necessary collected or withheld and remitted to, the proper Governmental Authority, all Taxes related to taxable periods or portions thereof ending on the Closing (including governmental charges, assessments and required contributions of Company) that may result in the filing of a Lien on any assets of the Company or that would result in the imposition of transferee or other liability on Purchaser or the Company for the payment of such Taxes.

3.17         No Defaults or Violations.  Except as disclosed on Schedule 3.17:

(a)           To the knowledge of Sellers, the Company is not in breach or default under the terms of any Material Contract to which it is a party or by which it is bound, no event has occurred or circumstance exists which, with notice or lapse of time or both, would constitute a breach or default by the Company under any such Material Contract, and, to the knowledge of the Sellers, no other party to any such Material Contract is in breach or default under any such Material Contract.

(b)           Except for environmental matters (which are covered by Section 3.18), to the knowledge of Sellers, the Company is in material compliance with, and no violation exists under, any Laws applicable to Company or the operation of the Business.

(c)           No notice from any Governmental Authority has been received within the past two years claiming any violation of any Law or requiring any work, construction (other than pursuant to sales contracts with Governmental Authorities), or expenditure, or asserting any Tax, assessment or penalty, with respect to the Company.

3.18         Environmental Matters.

(a)           To the knowledge of Sellers, the Company is complying in all material respects with all applicable Environmental Laws and Orders, which compliance includes the possession and maintenance of all Environmental Permits that are necessary for the operation of the Business.

(b)           The Company is not a party or otherwise subject to any action, litigation, claim, suit, mediation, arbitration, inquiry, government or other investigation or proceeding of any nature nor, to Sellers’ knowledge, is any of the foregoing threatened, against the Company that relates to any Environmental Laws or Orders or any Hazardous Substance.

(c)           To the knowledge of Sellers, there are no Environmental Liabilities of the Company.

3.19         Litigation.  Except as disclosed in Schedule 3.19, there are no actions, litigation, claims, suits, mediations, arbitrations, inquiries, government or other investigations or proceedings of any nature pending or, to the Sellers’ knowledge, threatened against the Company or, with respect to the operation of the Business, any of its officers, directors, or shareholders.

3.20         Related Parties.  Except as disclosed on Schedule 3.20, Sellers have no direct or indirect interest in any other Person which conducts a business similar to the Business.

3.21         Receivables.  All Receivables have arisen from bona fide transactions in the ordinary course of business.

3.22         Brokers. Except for Corporate Finance Associates, neither the Company, nor Sellers, have used any broker or finder in connection with the transactions contemplated hereby.

3.23         Non-Representation/Due Diligence.  Except for the representations and warranties expressly set forth herein in writing, Purchaser has not made any express or implied warranties, representations, guaranties, assurances, statements, promises or covenants to Sellers, including, without limitation, as to the condition of any of the assets or intangible or real property of the Purchaser or the financial condition of the Purchaser.  Sellers acknowledge and agree that Purchaser makes no representation or warranty with respect to any projections or forecasts made available to Sellers and there are no assurances that any projected or forecasted results will be achieved, the future profitability of the Purchaser or the viability of the Purchaser in the future.  Sellers have had the opportunity to ask questions and receive answers from the Purchaser concerning all aspects of the Purchaser, including without limitation its capitalization, finances and business plans and is making its decision based solely upon its independent review and inspection of the books, contracts, records and assets of the Purchaser, and that all records Sellers requested to review were provided to Sellers in order for Sellers to make in its sole discretion the determination to enter into and close on the transactions contemplated hereby.

3.24         Accuracy of Statements.  Neither this Article III nor any schedule or exhibit hereto contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and Sellers, as of the date of this Agreement, and as of the Closing Date, as follows:

4.1           Due Incorporation.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted.

4.2           Due Authorization.  Purchaser has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Purchaser of this Agreement have been duly and validly approved by all necessary corporate action.  Purchaser has duly and validly executed and delivered this Agreement.  This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (b) equitable limitations on the availability of specific remedies.

4.3           Shares.

(a)           The Purchaser Shares to be issued to the Sellers have been, or on or prior to the Closing will have been, duly authorized by all necessary corporate and shareholder actions and, when so issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not be issued in violation of the pre-emptive or similar rights of any person.

(b)           The authorized capital stock of Purchaser consists of 500,000,000 shares of common stock, of which there are 168,737,602 shares currently issued and outstanding and 50,000,000 shares of preferred stock, of which (i) 20,000,000 shares have been designated as Series A Convertible Preferred Stock, 2,000,000 shares of which are currently issued and outstanding, (ii) 60,000,000 shares have been designated as Series B Redeemable Preferred Stock, 315 shares of which are currently issued and outstanding, (iii) 1,500 shares have been designated as Series C Convertible Preferred Stock, 1,500 shares of which are currently issued and outstanding, and (iv) 1,500 shares have been designated as Series D Convertible Preferred Stock, 565.67 shares of which are currently issued and outstanding. Purchaser has not granted, issued or agreed to grant, issue or make available any warrants, options, subscription rights or any other commitments of any character relating to the unissued shares of capital stock of Purchaser.  All of the issued and outstanding capital stock of Purchaser has been duly authorized and validly issued, fully paid and non-assessable, and was issued in compliance with applicable securities laws.

4.4           Consents and Approvals.  No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby or thereby, other than the items required to be described in Section 3.3 and Schedule 3.3.  The execution, delivery and performance by Purchaser of this Agreement do not (i) violate or conflict with, result in a breach or termination of, constitute a default under, or permit cancellation of any contract that is material to Purchaser to which Purchaser is a party or to which any of its assets is subject, or (ii) violate or conflict with any provision of Purchaser’s charter.

4.5           Consents. No consents, approvals or other authorizations or notices, other than those which have been obtained and are in full force and effect, are required by any state or federal regulatory authority or other Person in connection with the execution and delivery of this Agreement and the performance of any obligations contemplated hereunder.

4.6           Legal Proceedings.  There are no legal, administrative, arbitral or other actions, claims, suits or proceedings or investigations instituted or pending or threatened against Purchaser, or any subsidiary or parent company of Purchaser, or against any property, asset, or rights or interest of Purchaser, in or to any stock owned by Purchaser.

4.7           Other Matters.  Purchaser has not taken nor agreed to take any action, or has any knowledge of any fact or circumstances, that would materially impede or delay the consummation of the transactions contemplated hereby.

4.8           Non-Registration/Investments.  Purchaser understands and agrees that the Shares are not registered under the Act or applicable state or federal securities law or any stock exchange, are not freely transferable or resalable and are not registered with the Securities Exchange Commission (“SEC”) of the United States.

4.9           Non-Representation/Due Diligence.  Except for the representations and warranties expressly set forth herein in writing, Sellers have not made any express or implied warranties, representations, guaranties, assurances, statements, promises or covenants to Purchaser, including, without limitation, as to the condition of any of the assets or intangible or real property of the Company or the past profitability of the Company.  Purchaser acknowledges and agrees that Sellers make no representations or warranties with respect to any projections or forecasts made available to Purchaser and there are no assurances that any projected or forecasted results will be achieved, the future profitability of the Company or the viability of the Company in the future.  Purchaser is entering into, executing and closing on the purchase of the Shares based solely upon its independent review and inspection of the books, contracts, records and assets of the Company, and that all records Purchaser requested to review were provided Purchaser to make in its sole discretion the determination to enter into and close on the purchase of the Shares.

4.10         Disclosure.  The representations and warranties of the Purchaser contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to the Sellers.

ARTICLE V
COVENANTS

5.1           Preservation of Business.  Prior to the Closing Date, each Seller shall cause Company to operate only in the ordinary and usual course of business consistent with past practice and (a) use all commercially reasonable efforts to preserve intact its present business organization and personnel, (b) maintain its assets in good working order and condition and not sell or otherwise dispose of any assets without Purchaser’s prior written consent, except in the ordinary course of business, (c) use commercially reasonable efforts to preserve the goodwill and advantageous relationships with customers, clients, vendors, suppliers, independent contractors, employees and other Persons material to the operation of the Business, (d) use commercially reasonable efforts to not permit any action or omission which would cause any of the representations or warranties of Company contained herein to become inaccurate, or any of the covenants of Company to be breached, (e) not terminate, modify or amend any Material Contract, other than in the ordinary course of business, and (f) not enter into or become otherwise bound with respect to any license or royalty agreement for any of the Intellectual Property.

5.2           Supplemental Information.  From time to time prior to the Closing, Sellers shall immediately disclose in writing to Purchaser any matter occurring after the date hereof which, if existing, occurring or known on the date hereof, would have been required to be disclosed to Purchaser in a Schedule to this Agreement or which would render inaccurate any of the representations, warranties or statements set forth in Article III hereof (each such disclosure referred to herein as a “Supplement”).  No Supplement provided pursuant to this Section, however, shall be deemed to cure any prior existing breach of any representation, warranty or covenant in this Agreement; provided, however, in the event that the Closing occurs after the date of such Supplement, any matter specifically disclosed by such Supplement shall be deemed to have been accepted by Purchaser, and in such case all references to such Schedule in this Agreement shall be deemed to give effect to such Supplement.

5.3           Exclusivity.  From the date hereof until the Closing or Termination Date, whichever shall occur first, Paragraph E (pertaining to exclusivity) of that certain Letter of Intent dated February 15, 2012 (the “LOI”), by and between Purchaser and Sellers, shall continue in full force and effect.

5.4           Confidentiality and Noncompetition.

(a)           From and after the Closing, Sellers, severally, and not jointly and severally, shall not use for their own benefit or divulge or convey to any third party, any Business Confidential Information (as hereinafter defined).  For purposes of this Agreement, “Business Confidential Information” consists of all information, knowledge or data related to the operation of the Business or the Company that is not in the public domain or otherwise publicly available which has been treated as confidential by the Company.  Information that enters the public domain or is or becomes publicly available loses its confidential status hereunder so long as Sellers, directly or indirectly, do not improperly cause such information to enter the public domain.

(b)           Provided Purchaser is not in default hereof, each Seller, severally, and not jointly and severally, agrees as follows:

(i)            Each Seller acknowledges that (A) he holds certain competitive advantages in the marketplace which are valuable to Purchaser, (B) the Business is geographically diverse in scope, in that the Company has served clients located in various areas of the United States (C) each Seller’s agreement to the provisions of this Section 5.4(b) is a condition to Purchaser entering into this Agreement.

(ii)           For a period of 48 months after the Closing, other than as an employee of the Company, neither Seller shall engage in the Business, or manage, operate, join, advise, be employed by, consult for, control, or work for a Competitor of Purchaser or of the Company; provided, however, nothing herein shall limit or restrict any Seller from acquiring not more than three percent (3%) of the capital stock of a Competitor whose stock is publicly traded on a national securities exchange or the NASDAQ Stock Market or over-the-counter.  As used in this Section 5.4, “Competitor” means any Person or business unit or group of any Person whose business includes business operations substantially similar to the Business, located anywhere in the United States.

(iii)          For a period of 48 months after the Closing, neither Seller shall (A) other than as an employee of the Company, solicit the trade or business of, or trade with or perform services for, any Person who is or was, at any time from 12 months before the Closing, a client or customer of the Company, either personally or on behalf of a Competitor, in any such case for purposes of engaging in the Business, (B) solicit or induce any person who is then an employee of Purchaser or the Company to leave the employ of such entity for any reason whatsoever, or (C) hire any employee of Purchaser or the Company; provided, however, that (I) Sellers may hire an employee of Purchaser or the Company who was terminated by Purchaser or the Company or resigned from employment with Purchaser or the Company so long as such Seller did not directly or indirectly influence such termination or resignation, and (II) for purposes of clarification, with respect to Subsection (C) of this Section 5.4(b)(iii), the restrictions and prohibitions described herein shall not extend to prohibiting any Seller’s general advertising to the public (e.g., phone book advertising, mailings, flyers etc.), so long as any such mailer/flyer (or any similar mass advertising) is generally circulated and not merely targeted to the employees of the Company or the Purchaser.

(iv)          Upon Purchaser’s breach of (A) the obligations (including any payment obligations) of Purchaser set forth in Section 2.3 or Section 2.5 hereof (including related obligations set forth in any document delivered pursuant to this Agreement including, without limitation, the Certificate of Designation), or (B) either of the Employment Agreements, of even date herewith, by and between the Company and Sellers (separately), the covenants in this Section 5.4 and in Section 5.6 hereof shall be null and void and of no further force and effect (the “Covenant Nullification”), and that, in addition to and not in limitation of the effect of the Covenant Nullification, Sellers shall be permitted to pursue any other remedies available at law or in equity arising out of such breach.  Purchaser acknowledges that any breach by Purchaser of the obligations set forth in subclauses (A) and (B) above, including due to limitations imposed by law as set forth in the Section 3 of the Certificate of Designation, shall trigger the Covenant Nullification.

5.5           Public Announcement.  Except for public announcements or press releases that are required by SEC disclosure laws concerning the proposed purchase and sale transactions herein contemplated, no public announcement or press release concerning such transactions will be made without the joint written consent of Purchaser and Sellers. Purchaser and Seller shall cooperate on the form, content, timing and manner of any press release or releases issued in respect of this Agreement or such transactions.

5.6           Use of Name.  From and after the Closing, Sellers will not directly or indirectly use in any manner any name, trade name, trademark, service mark or logo used by the Company or any word or logo that is similar in appearance.

5.7           Access.  Company and Sellers will permit representatives of Purchaser from and after the date hereof up and through Closing to have full access at all reasonable times to the books, accounts, records, properties, operations, facilities, clients and personnel pertaining to the Company and will furnish Purchaser with such financial and operating data concerning Company as Purchaser shall from time to time reasonably request.

5.8           Transition and Cooperation.  From and after the Closing, (a) Sellers shall fully cooperate to transfer to Purchaser the control and enjoyment of the Business and the Company; and (b) Sellers shall promptly deliver to Purchaser all correspondence, papers, documents and other items and materials received by Sellers or found to be in the possession of Sellers or any third-party which pertain to the Company or the assets of the Company.

5.9           Purchaser Shares.  If the holders of fifty percent (50%) or more of the voting power of the Purchaser propose to transfer a majority of the Purchaser’s outstanding shares of stock to an unaffiliated third party (or enter into any other transaction, or series of transactions that would cause a Change in Control of the Purchaser or a disposition or liquidation of the Purchaser’s assets) (in any such case, a “Control Transaction”), then the Sellers shall be permitted, at their option, to participate in such Control Transaction and sell their shares to such third party on a pro-rata basis (based upon the total percentage of shares of Purchaser being purchased by such third party).

5.10         Subordination Agreement; Market Stand-Off Agreement.  Each Seller agrees that it is subject to the terms of the Subordination Agreement.  Each Seller hereby agrees that, during the period of duration specified by Purchaser and an underwriter of Common Stock or other securities of Purchaser, following the effective date of a registration statement of Purchaser filed under the Act in connection with Purchaser’s underwritten public offering of securities on Form S-1 pursuant to the Act (an “IPO”), he shall not, to the extent requested by Purchaser and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of Purchaser held by him at any time during such period except Common Stock included in such registration; provided, however, that (i) all then executive officers and directors of Purchaser and all shareholders of the Company holding more than five percent (5%) of Purchaser’s outstanding voting securities enter into similar agreements, and such market stand-off time period shall not exceed one hundred eighty (180) days, subject to extension for no more than an additional 34 days as requested by the underwriters to ensure compliance with applicable FINRA rules related to the publishing of research reports.  To enforce the foregoing covenant, Purchaser may include an appropriate legend on any securities of Purchaser held by the Sellers and may impose stop transfer instructions with respect to any securities of Purchaser (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period

5.11         Voting Agreement.

(a)           Each Seller agrees, at every meeting of the stockholders the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, to (i) vote all shares of capital stock of Purchaser that he then holds or for which it otherwise then has voting power (or deliver a written consent with respect to the same) in favor of approval of any matter recommended by Purchaser’s Board of Directors for which a separate series vote of the Preferred Stock would be required under applicable law, (ii) approve any Drag-Along Event and any matter that could reasonably be expected to facilitate a Drag-Along Event, (iii) raise no objections to Drag-Along Event or the process pursuant to which the Drag-Along Event was arranged, (iv) refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to a Drag-Along Event to which such rights would be available, and (v) enter into non-discriminatory agreements so that a Drag-Along Event can be effected on non-discriminatory terms, including without limitation instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents, provided that such agreements do not impose indemnification obligations on such Seller in excess of the proceeds received by such Seller in the Drag-Along Event and provided that such Seller is not responsible for making any representations or warranties to any third party outside of fundamental (as opposed to operational) representations related to such Seller’s ownership of the ownership interest.  Except as specifically provided in this Agreement, neither of the Sellers shall deposit any Purchaser Shares beneficially owned by them in a voting trust or subject any such shares to any arrangement or agreement with respect to their voting.

(b)           For purposes hereof, “Drag-Along Event” shall mean any of the following, to the extent approved by the Board of Directors of Purchaser: (A) the acquisition of Purchaser by another person or entity by means of any transaction or series of related transactions (including, without limitation, any stock purchase, reorganization, merger or consolidation) (an “Acquisition”), (B) a sale, lease, assignment, transfer, exclusive license or other conveyance of all or substantially all of the assets of Purchaser, or (C) an issuance of equity securities by Purchaser (to the extent that a separate series vote of the Preferred Stock is required), including any amendments to Purchaser’s certificate of incorporation and financing documents in connection with the same.

(c)           Each Seller hereby constitutes and appoints the Secretary and the Chief Executive Officer of Purchaser, and each of them, with full power of substitution, as the proxies of the Sellers with respect to the matters set forth in this Section 5.11, and hereby authorizes each of them to represent and to vote, if and only if such Seller (i) fails to vote (or provide a written consent with respect to) all of such Seller’s shares of capital stock of Purchaser, whether now owned or hereafter acquired, in accordance with, or fails to take any actions required to be taken pursuant to this Section 5.11 or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Section 5.11.  The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Sellers and Purchaser in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable.

(d)           In the event that Purchaser proposes to consummate an Acquisition, the Sellers shall, to the extent they then hold capital stock of Purchaser, be entitled to participate in such Acquisition in their capacity as stockholders.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived by Purchaser in its sole discretion:

6.1           Warranties True.  The representations and warranties of the Sellers contained herein shall have been accurate, true and correct in all material respects (except in the case of any representation or warranty which itself is qualified by materiality, which representation and warranty must be accurate, true and correct in all respects) on and as of the date of this Agreement, and, except to the extent such representations and warranties specifically speak as of an earlier date, shall also be accurate, true and correct in all material respects on and as of the Closing Date.

6.2           Compliance with Covenants.  Sellers shall have performed and complied in all material respects with all of their respective covenants, obligations and agreements contained in this Agreement to be performed by them on or prior to the Closing Date.

6.3           Consents; Approvals.  Purchaser shall have received written evidence to the reasonable satisfaction of Purchaser that all consents and approvals of any Governmental Authorities required for Purchaser’s consummation of the transactions contemplated hereby, ownership of the Company and operation of the Business have been obtained by Company.

6.4           No Action.  No order of any court or Governmental Authority shall have been entered that enjoins, restrains or prohibits this Agreement or the consummation of the transactions contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such order, suit, action or proceeding.

6.5           Financing.  The Purchaser Buyer shall have obtained third party financing for the Purchase Price on terms acceptable to it in its sole discretion.

6.6           Closing Deliveries.  Purchaser shall have received, in form and substance reasonably satisfactory to Purchaser, such agreements, documents, instruments and certificates as shall be reasonably requested by Purchaser to consummate the transactions contemplated hereby to and convey to Purchaser all of the Shares as contemplated herein, including the following duly executed instruments:

(a)           all consents listed on Schedule 3.3, except for the Regulatory Approvals;

(b)           a good standing certificate for Company;

(c)           Stock Assignments (in form and substance reasonably satisfactory to Purchaser) relating to the Shares;

(d)           Stock Certificates relating to the Shares;

(e)           an employment agreement with Raven, substantially in the form of Exhibit B hereto (“Raven Employment Agreement”);

(f)           an employment agreement with Roeske, substantially in the form of Exhibit B hereto (“Roeske Employment Agreement”);

(g)           a Secretary’s Certificate of the Company, certifying as to resolutions adopted by the Board of Directors of the Company approving the transactions described herein; and

(h)           a subordination agreement substantially in the form of Exhibit C executed by each Seller (the “Subordination Agreement”).

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived by each of the Sellers in their sole discretion:

7.1           Warranties True.  The representations and warranties of Purchaser contained herein shall have been accurate, true and correct in all material respects (except in the case of any representation or warranty which itself is qualified by materiality, which representation and warranty must be accurate, true and correct in all respects) on and as of the date of this Agreement, and shall also be accurate, true and correct in all material respects on and as of the Closing Date with the same force and effect as though made by Purchaser on and as of the Closing Date, except that with respect to accuracy as of the Closing Date, the representations and warranties in Section 4.3(b) shall be modified in that Purchaser may take the following actions prior to Closing: (i) issuance of up to 400 additional shares of Series D Convertible Preferred Stock, (ii) designation of up to 3,500 shares of Series E Preferred Stock, and issuance of up to 3,000 shares of Series E Preferred Stock and (iii) designation of 4,800 shares of Series F Preferred Stock, and of which actions, if taken, shall be deemed to modify the representations in Section 4.3(b) for purposes of satisfying this closing condition.

7.2           Compliance with Agreements and Covenants.  Purchaser shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

7.3           No Action.  No court or governmental order shall have been entered in any action or proceeding instituted by any party which enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions as contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such order, suit, action or proceeding.

7.4           Closing Deliveries.  Sellers shall have received, in form and substance reasonably satisfactory to Sellers, such agreements, documents, instruments and certificates as shall be reasonably requested by Sellers to consummate the transactions contemplated hereby, including the following duly executed instruments:

(a)           Payment of the Cash Purchase Price;

(b)           Raven Employment Agreement;

(c)           Roeske Employment Agreement;

(d)           a good standing certificate for the Purchaser; and

(e)           a Secretary’s Certificate of Purchaser, certifying as to resolutions adopted by the Board of Directors of Purchaser approving the transactions described herein.

7.5           Default.  There shall be no prior default by Purchaser of its obligations herein.

ARTICLE VIII
TERMINATION

8.1           Termination.  This Agreement may be terminated at any time on or prior to the Closing:

(a)           By the written consent of Sellers and Purchaser;

(b)           By written notice of Sellers or Purchaser, to the other, if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable;

(c)           By written notice of Purchaser or Sellers, to the other, if there shall have been a material breach of any covenant, representation or warranty by the other party (Sellers on the one hand, and Purchaser, on the other hand) hereunder, and such breach shall not have been remedied within seven (7) Business Days after receipt of a notice in writing from the non-breaching party specifying the breach and requesting such be remedied (provided, such notice shall not result in an extension beyond the Termination Date); or

(d)           By written notice of Purchaser, on the one hand, or Sellers, on the other hand, to the other, if the Closing does not occur on or before September 19, 2012 (the “Termination Date”).

ARTICLE IX
INDEMNIFICATION

9.1           Survival.  The representations and warranties of the parties in this Agreement or in any document delivered pursuant hereto shall survive the Closing until twelve (12) months after the Closing Date, provided, however, that such time limitation shall not apply to the representations and warranties set forth at (a) Sections 3.1, 3.2, 3.6,3.14, and 3.18 (such representations and warranties to survive until the third (3rd) anniversary of the Closing Date), (b) Section 3.16 (such representations and warranties to survive until the expiration of the statute of limitations applicable to the Taxes in question).  After the end of the relevant survival period specified above, the parties’ obligations under Article IX with respect to such representations and warranties shall expire and terminate unless a claim is made hereunder prior to the expiration of the relevant survival period (but only to the extent of such claim).  Notwithstanding anything in this Agreement to the contrary, the parties’ covenants and agreements under this Agreement are not affected by the survival periods specified above.

9.2           Indemnification by Sellers.  Sellers, jointly and severally, agree to indemnify, defend and hold harmless each of the Purchaser and its Affiliates, and each of their officers, directors, employees and agents, and their heirs and successors, against any Losses relating to or arising out of:

(a)           any breach of any representation or warranty made by Sellers in this Agreement or in any document delivered to Purchaser at or, in the case of deliveries after the Closing by Sellers after the Closing in each case pursuant to this Agreement;

(b)           any breach of any covenant made by Sellers in this Agreement or in any document delivered to Purchaser at or, in the case of deliveries after Closing by Sellers, after the Closing in each case pursuant to this Agreement (provided, however, that the covenants contained in Article V hereof shall be several and not joint and several obligations of Sellers); and

(c)           any Taxes of the Company, as determined in accordance with Section 10.1.

9.3           Indemnification by Purchaser.  Purchaser agrees to indemnify, defend and hold harmless Sellers and each of their respective Affiliates, and their heirs and successors, against any Losses relating to or arising out of any breach of any representation or warranty or covenant made by Purchaser in this Agreement.

9.4           Procedures for Making Claims.  If and when a person entitled to indemnification hereunder (the “Indemnitee”) desires to assert a claim for Losses against any person obligated to provide indemnification hereunder (the “Indemnitor”), the Indemnitee shall deliver to the Indemnitor a certificate signed by its president or authorized agent, as the case may be (the “Notice of Claim”):  (i) stating that the Indemnitee has paid or accrued (or intends to pay or accrue) Losses to which it is entitled to indemnification pursuant to this Article IX and the amount thereof (to the extent then known); and (ii) specifying to the extent possible (A) the individual items of loss, damage, liability, cost, expense or deficiency included in the amount so stated, (B) the date each such item was or will be paid or accrued, and (C) the basis upon which Losses are claimed.  Such Notice of Claim shall be delivered within fifteen (15) days after the Indemnitee receives reasonable notice of such claim; provided, however, that a delay in giving notice shall only relieve the Indemnitor of liability to the extent the Indemnitor suffers actual prejudice because of the delay.  If the Indemnitor shall object to such Notice of Claim, the Indemnitor shall deliver written notice of objection (the “Notice of Objection”) to the Indemnitee within fifteen (15) days after delivery of the Notice of Claim.  The Notice of Objection shall set forth the grounds upon which the objection is based and state whether the Indemnitor objects to all or only a portion of the matter described in the Notice of Claim.  If the Notice of Objection shall not have been so delivered within such fifteen (15) day period, the Indemnitor shall be conclusively deemed to have acknowledged the correctness of the claim or claims specified in the Notice of Claim for the full amount thereof.  The Losses set forth in the Notice of Claim shall be payable to the Indemnitee within twenty (20) days of the expiration of such fifteen (15) day period without the necessity of further action.

9.5           Defense Procedure for Third Party Claims.  With respect to a claim by a third party (“Third Party Claim”), which, if successful, might result in an obligation of the Indemnitor to pay Losses, the Indemnitee shall give written notice together with a statement of any available information (other than privileged information) regarding such claim to the Indemnitor within fifteen (15) days after Indemnitee receives reasonable notice of such claim; provided, however, that a delay in giving notice shall only relieve the Indemnitor of liability to the extent the Indemnitor suffers actual prejudice because of the delay.  If the Indemnitor notifies Indemnitee that Indemnitor acknowledges its indemnification obligation with respect to such claim, the Indemnitor shall have the right, upon written notice to the Indemnitee (the “Defense Notice”) within fifteen (15) days after receipt from the Indemnitee of notice of such Third Party Claim, which notice by the Indemnitor shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnitee.

(a)           In the event that the Indemnitor shall not object to the Third Party Claim and shall also fail to give the Defense Notice, then it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnitee shall have the right to conduct the defense in good faith and to compromise and settle the claim in good faith without prior consent of the Indemnitor and the Indemnitor will be liable for all costs, expenses, settlement amounts or other losses paid or incurred in connection therewith.

(b)           In the event that the Indemnitor does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnitor shall conduct such defense at its sole cost and expense.  The Indemnitee will cooperate with and make available to the Indemnitor such assistance and materials as it may reasonably request, all at the expense of the Indemnitor, and the Indemnitee shall have the right at its expense to participate in the defense assisted by counsel of its own choosing; provided, however, that the Indemnitee shall have the right to compromise and settle such claim only with the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)           Without the prior written consent of the Indemnitee, the Indemnitor will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation in the reasonable judgment of Indemnitee, injunctive relief or specific performance would be imposed against the Indemnitee.

(d)           The Indemnitor shall not be entitled to control, and the Indemnitee shall be entitled to have sole control over, the defense or settlement or any Third Party Claim to the extent that, in the reasonable opinion of the Indemnitee, such Third Party Claim seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnitee which, if successful, could materially interfere with the business, operations, assets, condition (financial or otherwise) of the Indemnitee (and the cost of such defense shall constitute an amount for which the Indemnitee is entitled to indemnification hereunder).

(e)           If a firm decision is made to settle a Third Party Claim, which Third Party Claim the Indemnitor is permitted to settle under Section 9.5(c), and the Indemnitor desires to accept and agree to such settlement, the Indemnitor will give written notice to the Indemnitee to that effect.  If the Indemnitee fails to consent to such settlement within fifteen (15) calendar days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnitor as to such Third Party Claim will not exceed the amount of such settlement offer.

(f)           Indemnifications payable with respect to Third Party Claims shall be paid by the Indemnitor upon (i) the entry of a judgment against the Indemnitee and/or Indemnitor and the expiration of any applicable appeal period; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnitee and/or Indemnitor; or (iii) a settlement with the consent of the Indemnitee, subject to conditions described in this Section 9.5.

9.6           Right of Setoff.  The parties agree that if any Seller elects to dispute (a “Dispute”) a claim for Losses by Purchaser (with the amount in question, the “Disputed Amount”), Purchaser shall not be obligated to make payments to Sellers pursuant to the Earn Out in an amount equal to the Disputed Amount (with any excess amount to be paid by Purchaser to Sellers as provided for pursuant to the terms of the Earn Out) until such time as the Dispute has been resolved pursuant to this Agreement.  The parties agree that any Disputed Amount shall be deposited with an independent third party escrowee mutually agreeable to the parties in an interest-bearing account and Purchaser shall not be deemed to be in breach or default of any obligation under this Agreement relating to such Disputed Amount so long as the Dispute remains unresolved and the Disputed Amount remains in escrow as provided in this Section 9.6.  Interest accrued on the amounts held in escrow shall be apportioned and paid to the parties in a manner consistent with the award of such court of competent jurisdiction.  In addition, if Purchase has made a claim for Losses that is not disputed by Sellers, in lieu of making payments otherwise owed under the Earn Out to the Sellers and then collecting such Losses from the Sellers, the Sellers and the Purchaser agree that they may forfeit a portion of the Earn Out equal to such Losses . This set off right shall apply only to the Earn Out and not to any other amount due by Purchaser hereunder or with respect to the Purchaser Shares.

9.7           Indemnification Limitations.

(a)           The amount of any claim for Losses by Purchaser shall not be payable hereunder until such time as the aggregate amount of all Losses of Purchaser under this Agreement exceed Sixty Thousand Dollars ($60,000) (the “Threshold Amount”); and thereafter only for Losses of Purchaser in excess of the Threshold Amount.  In no event shall the aggregate amount of liability of Sellers for Losses exceed an amount equal the sum of (x) $700,000 plus (y) the lesser of (A) $300,000 and (B) any amounts actually paid to Sellers after the Closing or due and owing but not actually paid to Sellers after the Closing.

(b)           If any event shall occur or circumstance shall exist which would otherwise entitle an Indemnitee to indemnification under this Article IX, no Losses shall be deemed to have been incurred or sustained by such Indemnitee to the extent of: (a) any tax benefit actually received by the Indemnitee or any Affiliate thereof (including the Company, following the Closing) resulting from matters underlying such breach; or (b) any insurance proceeds actually received by the Indemnitee in respect of the Losses (net of any deductible amounts).  An Indemnitee shall be required to use commercially reasonable efforts to mitigate, to the fullest extent practicable, the amount of any Losses for which a claim for indemnification is made under this Article IX and, notwithstanding anything to the contrary in this Article IX, the Indemnitor shall not be required hereunder to provide indemnification with respect to any Losses resulting from failure of any Indemnified Party to do so.

(c)           Upon making any payment for Losses of an Indemnitee under this Article IX, the Indemnitor will, to the extent of such payment, be subrogated to all rights of the Indemnitee against any third party with respect to the Losses for which the payment relates.  In addition to any other obligation under this Agreement, the Indemnitee agrees to duly execute and deliver, upon request of the Indemnitor, all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights granted pursuant to this Section 9.7(c).

(d)           The sole and exclusive liability and responsibility of the parties hereunder in connection with the transactions described herein (including for any breach of or inaccuracy in any representation or warranty or for any breach of any covenant or obligation or for any other reason), shall be as set forth in this Article IX; provided, however, that nothing in this Section 9.7(d) shall prohibit any party from obtaining specific performance or injunctive relief in respect of any covenant or obligation.

ARTICLE X
MISCELLANEOUS

10.1         Expenses.  Except as otherwise expressly provided in this Agreement, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby.

10.2         Hidden Income/Liability for Taxes.  Notwithstanding any other provision of this Agreement, the Sellers shall be liable for all Taxes imposed on the Company for any taxable year or period that ends on or before the Closing Date.  In furtherance of the foregoing, Purchaser and Sellers agree that Section 1377(a)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), shall be applicable in determining each Seller’s pro rata share of items for the current taxable year of the Company (i.e., Section 1377(a)(1) of the Code shall be applied to the Sellers as if the current taxable year of the Company consisted of two taxable years, the first of which ends as of the end of the day immediately prior to the Closing Date.  To the extent relevant and permissible, any state and local income tax returns shall be prepared in a manner consistent with this Section 10.2.  The Company shall timely make a terminating election as provided for in Treas. Reg. § 1.1377-1(b)(5), and each Seller hereby consents to the filing of such election and agrees to such reasonable actions as may be necessary or appropriate to facilitate the effectiveness of such election.

10.3         Amendment.  This Agreement may be amended, modified or supplemented only by written agreement of all of the parties hereto.

10.4         Notices.  Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by personal-delivery or express courier service, (b) on the date of transmission if sent by facsimile or other electronic transmission with electronic confirmation of successful transmission, or (c) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)           If to Purchaser, addressed as follows:

Genesis Group Holdings Inc.
Attention:  Lawrence Sands, S.V.P.
2500 N. Military Trail
Boca Raton, Florida 33431
Facsimile No.:  561-988-2307
lsands@digitalcomminc.com

(b)           If to Sellers, addressed as follows:

Joel Raven
1211 Stratford Place
Northbrook, Illinois 60062

and

Michael Roeske
6057 N. Olympia
Chicago, Illinois 60631

(c)           with a copy to:

Meltzer, Purtill & Stelle LLC
1515 E. Woodfield Road, Suite 250
Schaumburg, Illinois 60173-5431
Attention:  Raymond J. Horn III
Facsimile:  847-330-1231
rhorn@mpslaw.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.5         Effect of Investigation.  Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of Purchaser shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities by Sellers made pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by Purchaser.

10.6         Waivers.  The failure of a party to require performance of any provision shall not affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing.

10.7         Counterparts; Facsimile or Electronic Signature.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signature of a party transmitted by facsimile or electronic mail shall constitute an original for all purposes.

10.8         Interpretation.  The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given effect in interpreting this Agreement.

10.9         Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida without giving effect to the principles of conflicts of law thereof.

10.10       No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer rights upon any other Person.

10.11       [Intentionally omitted.]

10.12       Severability.  If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

10.13       Remedies Cumulative.  The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise.

10.14       Jurisdiction, Service of Process.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent or to address breaches or threatened breaches of this Agreement, without the necessity of proving actual damages or posting bond, and to enforce specifically the terms and provisions of this Agreement in any Federal Court of located in the Southern District of Florida, this being in addition to any other remedy to which they are entitled at law or in equity pursuant to, and as limited by, the terms of this Agreement.  In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction in the Federal District Court of Florida in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than the Federal District Court for the Southern District of Florida, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF THIS AGREEMENT.

10.15       Attorney Fees and Costs. The prevailing party in any litigation, arbitration proceeding or other action shall be awarded all of its or their costs and expenses including, but not limited to, reasonable attorney fees against the non-prevailing Party.  This provision shall apply to such expenses incurred at the trial and all appellate levels, without respect to who is the initiating party and shall apply to an action for declaratory relief if the party instituting it asserts specific contentions concerning this Agreement which is ruled upon by the court or arbitration.  Such reasonable attorney's fees shall include, but not be limited to, fees for attorneys, paralegals, legal assistants and expenses incurred in any and all judicial, bankruptcy, reorganization, administrative receivership, or other proceedings affecting creditors' rights and involving a claim under this Agreement, even if such proceedings arise before or after entry of a final judgment

10.16       Waivers of Inducement. The Parties hereto waive any right to assert or claim that they were induced to enter into this Agreement by any representation, promise, statement, or warranty made by any Party or any Party's agent which is not expressly set forth in this Agreement in writing.

10.17        Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  No party hereto may assign or otherwise transfer this Agreement, including by operation of law or pursuant to a Change of Control, without the prior written consent of the other parties hereto, provided that the Sellers may assign their redemption rights set forth in Section 2.5 in connection with a sale or transfer of their Preferred Stock upon notice to Purchaser, provided further, that Purchaser may assign any or all of its rights, powers and privileges arising under or related to this Agreement and any other document, agreement or instrument executed in connection herewith to Midmarket Capital Partners, LLC without any prior written consent.  In the event of any permitted assignment, the assignor shall be responsible for all obligations of the assignee and shall continue to be bound in all respects by the provisions hereof.

10.18        Entire Understanding.  This Agreement sets forth the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings among the parties, except as expressly provided for herein with respect to the LOI; but, provided that, upon the Closing, the LOI shall be deemed to have been superseded and shall be of no further force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

GENESIS GROUP HOLDINGS, INC.

By:	/s/ Mark E. Munro
Marc Munro, Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

T N S, INC., an Illinois corporation

By:	/s/ Joel Raven
Joel Raven, President

/s/ Michael Roeske
MICHAEL ROESKE, individually

/s/ Joel Raven
JOEL RAVEN, individually

[Signature Page to Stock Purchase Agreement]